SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                      RECORD BOOKINGS ON NEW DUBLIN ROUTES
               YET BERTIE CONTINUES TO DITHER ON SECOND TERMINAL
                   RESULTING IN EUR750 MILLION OF LOST REVENUE

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 2nd February 2005) announced record bookings on its 6 new Dublin routes that went on sale just last week. Over 26,000 passengers across Europe have already booked seats with fares from only EUR4.99 on Ryanair's new routes from Carcassonne, Biarritz, Rome, Doncaster, Frankfurt and Eindhoven to Dublin. The routes, commencing in April are scheduled to carry 500,000 passengers per annum and will create 500 new jobs.

Speaking this morning, Peter Sherrard, Ryanair's Head of Communications, said:

        "The huge response from European visitors to the launch of Ryanair's new routes is just a dip in the ocean when compared to the 5 million passengers which Ryanair could carry to and from Dublin if there was a Second Competing Terminal.

        "Government indecision on a Second Competing Terminal at Dublin is going to cost Irish Tourism annually at least 3 million potential visitors, and EUR750 million in lost revenue to the Irish Economy. Demand from Europe to Ireland is huge, but it is a very cost conscious environment and Irish tourism will only grow with a low cost terminal offering low fare routes.

        "Low fares and competition at Dublin will deliver 5,000 new jobs in tourism - Government dithering is halting tourism growth - Why are we still waiting?"

ENDS.                         Wednesday, 2nd February 2005

For further information

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
00 353 1 8121228              00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 February 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director